UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☐    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☐

Agreement to Invest in MoboTap

On July 16, 2014, the registrant, through a wholly-owned subsidiary, entered into an investment agreement (the “Investment Agreement”) with MoboTap Inc. (“MoboTap”), a Cayman Islands company, MoboTap’s subsidiaries and variable interest entities, and MoboTap’s shareholders pursuant to which the registrant will purchase shares of MoboTap representing 51% of the equity interests in MoboTap on a fully-diluted basis for approximately $91 million in cash. Upon the closing (the “Closing”) of the transactions contemplated by the Investment Agreement, Baina Inc. (“Baina”), a Cayman Islands company through which the founders of MoboTap hold their equity interests in MoboTap, will hold 45.3% of the equity interests in MoboTap on a fully-diluted basis, and 3.7% of the equity interests in MoboTap on a fully-diluted basis will be reserved for grants of equity incentive awards to key employees of MoboTap. The Investment Agreement includes customary representations, warranties, indemnities, and covenants of the parties.

The registrant and MoboTap have also entered into a subscription agreement (the “Subscription Agreement”) pursuant to which the registrant will purchase at the Closing $30 million in principal amount of a zero-coupon convertible bond issued by MoboTap that will be due in five years. The registrant will have the option, exercisable at any time when the bond is outstanding, to convert all or any part of the unpaid principal into shares of MoboTap at a conversion price that would result in the registrant’s interest in MoboTap increasing to 60% on a fully-diluted basis, measured as of the Closing, if the option is exercised in full. The exercise price of the option is subject to anti-dilution adjustment under certain circumstances specified in the Subscription Agreement.

The registrant, Baina, and MoboTap will also enter into a shareholder agreement (the “Shareholder Agreement”) at the Closing pursuant to which the registrant will have the right to designate three of the five directors of MoboTap, including the chairman of the board; the registrant’s approval will be required for any proposed transfers of equity interests in MoboTap held by Baina; and the registrant will be entitled to customary pre-emptive rights with respect to any new issuance of equity interests in MoboTap. In addition, if MoboTap achieves specified performance milestones for 2016 and certain other conditions specified in the Shareholder Agreement are not met, the founders of MoboTap, through Baina, will have a one-time right to put to the registrant shares in MoboTap representing up to 15% of MoboTap for an aggregate price of up to $53 million.

The registrant expects the Closing to occur in August 2014, subject to receipt of regulatory approvals and other customary conditions.

A copy of the press release issued by the registrant jointly with MoboTap on July 16, 2014 regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibits.

99.1 Press release dated July 16, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Erin Sheng
Erin Sheng, Interim Chief Financial Officer

Date: July 16, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated July 16, 2014.

Exhibit 99.1

Changyou to Invest in MoboTap

Beijing, China, July 16, 2014 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, and MoboTap Inc. (“MoboTap”), a Cayman Islands company that is the mobile technology developer behind the Dolphin Browser, today jointly announced that they have entered into a definitive investment agreement (the “Investment Agreement”) pursuant to which Changyou will purchase 51% of the equity interests in MoboTap on a fully-diluted basis, for cash consideration of US$91 million. In addition, Changyou will provide US$30 million in funding to MoboTap by purchasing a zero-coupon convertible bond due in five years. Changyou will have the option, exercisable at any time when the bond is outstanding, to convert all or any part of the unpaid principal into shares of MoboTap at a conversion price that would result in Changyou’s equity interest in MoboTap increasing to 60% on a fully-diluted basis, measured as of the closing under the Investment Agreement, if the option is exercised in full. The transaction is expected to close in August 2014, subject to regulatory approvals and customary closing conditions.

MoboTap is the creator of Dolphin Browser, a free mobile browser for Android and iOS devices and is one of the most popular third-party mobile browsers in terms of the total number of downloads in the month of March 2014 according to App Annie. Over 100 million users globally have used Dolphin Brower, with the vast majority of its users based in the U.S. and Europe.

Mr. Tao Wang, Changyou’s chief executive officer, said, “The success of Dolphin Browser clearly reflects the MoboTap team’s ability to translate their solid understanding of mobile users’ needs and strong technical expertise into successful products and a global business. I am excited to work with MoboTap and we will support Dolphin Browser to grow its market share even further.”

Mr. Yongzhi Yang, chief executive officer of MoboTap, said, “MoboTap went from a small startup to now a company with 100 million users worldwide. The mobile browser is the gateway to the Internet on mobile devices and our passion for creating the best mobile user experience has never changed. I am happy that Changyou also shares our vision for the future of mobile Internet and will be our strong supporter of our global expansion.”

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes several of the most popular online games in China, such as Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and Wartune (also known as Shen Qu) and DDTank, which are two popular web games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China, and various game platforms. Tens of millions of users play Changyou’s games and visit the 17173.com Website every month. For mobile devices, Changyou is developing games and software applications for everyday use. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

1

About MoboTap

MoboTap is a mobile technology developer that is committed to advancing the mobile revolution by improving the way people experiences the mobile web through their smartphone devices. Founded and led by an international team of proven engineers and entrepreneurs, MoboTap has begun this revolution with the launch of Dolphin Browser, a free mobile browser specifically optimized for mobile users. The Dolphin Browser has been used by over 100 million users globally spread over 100 different countries and regions. It is a leading third-party mobile browser in developed markets, such as U.S., Europe and Japan.

Safe Harbor Statement

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results, Changyou’s current and projected future losses due to increased spending for marketing for software on mobile devices; the possibility that Changyou will be unable to develop successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that Changyou’s investment in MoboTap, if completed, will not produce hoped-for benefits to Changyou, including enhancements to Changyou’s efforts in building its platform business; and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2014, and other filings with the Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:

Changyou.com Limited

Investor Relations Department

Tel: +86 (10) 6861-3688

E-mail: ir@cyou-inc.com

2

In the United States:

Mr. Jeff Bloker

Christensen

Tel: +1 (480) 614-3003

E-mail: jbloker@ChristensenIR.com

3